Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

August 10, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:          Loan Lauren P. Nguyen

Re:             Energizer Tennis Inc.
Registration Statement on Form S-1
Filed June 18, 2012
File No. 333-182199

Dear Ms. Nguyen:

On behalf of Energizer Tennis Inc., a Nevada corporation (the “Company”), and in response to your letter dated July 13, 2012, regarding the Company’s Registration Statement on Form S-1 (“Form S-1”) filed June 18, 2012 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 1 to Form S-1 (“Amendment No. 1”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

General

1.	Please tell us, with a view to disclosure, whether there is any relationship between you and Energizer Tennis Limited, a United Kingdom private limited company.

Response:  Alexander Farquharson, the Company’s Chief Executive Officer, President, Secretary and a director, is the founder and sole shareholder of Energizer Tennis Limited, a United Kingdom private limited company (“ETL”). ETL is a dormant company and is only being maintained to protect the name of the Company in the United Kingdom.

2.
Please provide us with any artwork that you intend to use. Any such artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response:  The Company does not have any artwork that it intends to use.

Prospectus cover page

3.	Please disclose that you are an “emerging growth company” on the prospectus cover page.

Response: The Company has revised its disclosure to disclose that it is an “emerging growth company” on the prospectus cover page.

Prospectus Summary, page 4

Our Business, page 4

4.
Please revise to disclose the following in one of the introductory paragraphs of this section on page 4: your cash on hand as of the most recent practicable date; your monthly cash burn rate; that you believe you need to raise at least $50,000 to operate for the next six months; and that your auditor had expressed substantial doubt regarding your ability to continue as a going concern.

Response: The Company has revised its disclosure to disclose its cash on hand as of the most recent practicable date, its monthly cash burn rate, that it believes it needs to raise at least $50,000 to operate for the next six months, and that its auditor had expressed substantial doubt regarding the Company’s ability to continue as a going concern.

5.
Given that there is no minimum offering amount and your disclosure that you need to raise at least $50,000 to continue operations for the next six months, please briefly explain in the summary why you believe it is appropriate for investors to bear the complete risk that you will be unable to raise enough proceeds from this offering to commence operations.

Response: The Company has revised its disclosure to explain in the summary why it believes it is appropriate for investors to bear the complete risk that it will be unable to raise enough proceeds from this offering to commence operations.

6.
Please revise to clarify whether you have sold any videos, applications or any other related products. Also further clarify your disclosure to make the distinction between products that you plan on selling in the future and the products that you have sold.

Response: The Company has revised its disclosure to clarify the number of memberships sold.  Also, the Company has revised its disclosure to make the distinction between products that it plans on selling in the future and the products that it has sold.

Number of Shares Being Offered, page 5

7.
Please disclose both (i) the aggregate market price of your common stock based upon the proposed offering price of $0.04 per share and (ii) your total stockholders’ equity balance as of your most recent balance sheet date here and in one of your opening paragraphs on page 4 in the our business section.

Response: The Company has revised its disclosure to disclose both (i) the aggregate market price of the Company’s common stock based upon the proposed offering price of $0.04 per share and (ii) the Company’s total stockholders’ equity balance as of its most recent balance sheet date in this section and in the last paragraph of the our business section on page 4.

Number of shares outstanding after the offering, page 5

8.	Please reconcile the number of shares of your common stock currently issued and outstanding with the number you disclose on page 16.

Response: The Company has revised its disclosure to reconcile the number of shares of its common stock currently issued and outstanding with the number it discloses on page 16.

Risk Factors. page 6

9.	Please add a risk factor describing the attendant risks because your auditor has expressed substantial doubt that you will continue as a going concern.

Response: The Company has added a risk factor describing the attendant risks because its auditor has expressed substantial doubt that the Company will continue as a going concern.

10.
Please add a risk factor describing the attendant risks of offering products that are discretionary in nature during current economic conditions. Also explain why consumers would pay for services that may be available for free elsewhere on the Internet.

Response: The Company has added a risk factor describing the attendant risks of offering products that are discretionary in nature during current economic conditions.  The risk factor also explains why consumers would pay for services that may be available for free elsewhere on the Internet.

We may not be able to further implement our business strategy, page 7

11.
Please revise this risk factor to disclose your cash on hand as of the most recent practicable date. Additionally, please revise this risk factor to clarify that there is no minimum offering amount and that, because there is no escrow or similar account, your officers and directors will have immediate access to offering proceeds.

Response: The Company has revised this risk factor to disclose its cash on hand as of the most recent practicable date.  Additionally, the Company has revised this risk factor to clarify that there is no minimum offering amount and that, because there is no escrow or similar account, the Company’s officers and directors will have immediate access to offering proceeds.

Investors in this offering will suffer immediate and substantial dilution, page 8

12.	Please expand this risk factor by disclosing that, to the extent you will rely upon additional equity financing to implement your plan of operation, investors in this offering will be further diluted.

Response: The Company has expanded this risk factor by disclosing that, to the extent it will rely upon additional equity financing to implement its plan of operation, investors in this offering will be further diluted.

We depend on the efforts and abilities of our officers. page 8

13.	Please set forth the risks described in the fifth and sixth sentences in a separate risk factor.

Response: The Company has revised this risk factor to set forth the risks described in the fifth and sixth sentences in a separate risk factor.

Our operations are dependent on third party contractors, page 9

14.	Please revise here or in another appropriate section of the prospectus to explain your reliance on third party contractors to develop your business.

Response: The Company has revised this risk factor here to explain its reliance on third party contractors to develop its business.

Risks relating to owning our common stock, page 9

15.
Please add a risk factor describing the risks to the extent that investors may have difficulty serving or enforcing judgments because your principal place of business is located outside the United States.

Response: The Company has added a risk factor describing the risks to the extent that investors may have difficulty serving or enforcing judgments because the Company’s principal place of business is located outside the United States.

Plan of Distribution, page 13

16.
We note you will not incur any blue sky qualification fees. Please tell us where you intend to offer the securities and discuss why you believe that blue sky registration is not required in those states. If you do not intend to register this offering under state blue sky laws, please add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Response: The Company has revised its disclosure to disclose that it plans to offer the securities in foreign jurisdictions where registration is not required.  Additionally, the Company has revised its disclosure to add a prominent risk factor disclosing potential limitations on resale because of the absence of state registration.

Directors, Executive Officers, Promoters and Control Persons, page 14

17.	Please identify the performance tennis coaching company that Alexander Farquharson works for and the financial services company that Daniel Martinez worked for until February 2012.

Response: The Company has revised its disclosure to identify the performance tennis coaching company that Alexander Farquharson worked for until July 2012, Tennis 360 Academy, and the financial services company that Daniel Martinez has worked for from April 2010 to present, Ready Clerk Ltd.

18.	To the extent either of your executive officers and directors has attempted a similar business venture in the last five years, please revise their biographies to disclose.

Response: Neither of the Company’s executive officers and directors has attempted a similar business venture in the last five years.

Description of Securities, page 16

19.
Please reconcile the number of shares of common stock authorized for issuance with the number you disclose on your balance sheet, Note 10 to your financial statements and your Articles of Incorporation.

Response: The Company has revised its disclosure to reconcile the number of shares of common stock authorized for issuance with the number it discloses on its balance sheet, Note 10 to its financial statements and its Articles of Incorporation.

Description of Business. page 17

20.
Please revise this entire section to add specificity about your current operations at the time of effectiveness, its anticipatory nature and the obstacles you face in implementation of your business plans. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. In doing so, please add additional detail where possible about costs, milestones, and any additional financing needed and your plans for obtaining such additional financing. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

Response: The Company has revised this entire section to add specificity about its current operations at the time of effectiveness, its anticipatory nature and the obstacles it faces in implementation of its business plans.  Additionally, the Company has revised its disclosure to discuss in greater detail the steps it has taken to date to become an operating company, with additional detail where possible about costs, milestones, and any additional financing needed and its plans for obtaining such additional financing.  Also, the Company has revised its disclosure to make appropriate changes to the Prospectus Summary and Risk Factors as necessary.

21.
Please revise to disclose the production cost per unit of your videos and discuss how you will determine pricing for your paid content and disclose, if known, the market rates for similar content. To the extent your pricing disclosure is based on management’s reasonable estimates, please include disclosure to that effect.

Response: The Company has revised its disclosure to disclose the production cost per unit of its videos and discuss how the Company will determine pricing for its content.  Additionally, the Company has revised its disclosure to disclose the market rates for similar content based on management’s reasonable estimates.

22.	Please describe the limited sales that you have generated to date.

Response: The Company has revised its disclosure to describe the limited sales that it has generated to date.

23.
Please disclose the estimated budgets, the material steps involved and timeframe for implementation of each of the bullet points in the third paragraph of page 18. To the extent that the amount of proceeds allocated to each of the activities will vary depending on the amount raised in the offering, describe the extent to which you will be able to implement each activity depending on whether you raise 25%, 50%, 75%, or 100% of the offering proceeds. If additional financing is required, please specify.

Response: The Company has revised its disclosure to disclose the estimated budgets, the material steps involved and timeframe for implementation of each of the bullet points in the third paragraph of page 19. To the extent that the amount of proceeds allocated to each of the activities will vary depending on the amount raised in the offering, The Company has revised its disclosure to describe the extent to which it will be able to implement each activity depending on whether it raises 25%, 50%, 75%, or 100% of the offering proceeds.

24.
We note that you have expended approximately $13,000 to date to develop your website and currently have some content available. Please discuss the development of your website to date, including the current functionality of the website, and how you expect to expand this functionality with the proceeds of this offering depending on the amount of offering proceeds you raise.

Response: The Company has revised its disclosure to discuss the development of its website to date, including the current functionality of the website, and how it expects to expand this functionality with the proceeds of this offering depending on the amount of offering proceeds it raises.

Our Target Markets, page 18

25.
Please disclose the estimated budget and timeframe for your planned marketing strategies and describe how you expect these strategies will enable you to eventually generate revenues from advertizing and user subscriptions.

Response: The Company has revised its disclosure to disclose the estimated budget and timeframe for its planned marketing strategies and describe how the Company expects these strategies will enable it to eventually generate revenues from advertizing and user subscriptions.

Growth Strategy, page 18

26.	Please describe how you intend to measure your achievement of each of the elements of your growth strategy.

Response: The Company has revised its disclosure to describe how it intends to measure its achievement of each of the elements of its growth strategy.

27.
Please describe the range of media you reasonably contemplate you will utilize to reach your target audience and discuss the benefits and detriments of each form of media with respect to generating revenues from advertizing and user subscriptions.

Response: The Company has revised its disclosure to describe the range of media it reasonably contemplates it will utilize to reach its target audience and discuss the benefits and detriments of each form of media with respect to generating revenues from advertizing and user subscriptions.

Our Website, page 19

28.	Please disclose the monthly hits to your website as of the most recent practicable date.

Response: The Company has revised its disclosure to disclose the monthly hits to its website as of the most recent practicable date.

Our Industry. page 19

29.
It appears that the primary objective of your business is to provide online instruction content. As such, please briefly explain how the market for tennis equipment is indicative of the market for potential advertisers and subscribers.

Response: The Company has revised its disclosure to briefly explain how the market for tennis equipment is indicative of the market for potential advertisers and subscribers.

30.
Additionally, it appears from your disclosure in the last risk factor on page 7 that in order to develop a viable business model you must “monetize” content that is otherwise available for free by obtaining advertisers and paying subscribers. Please describe the market for advertiser-supported and subscription-based internet content and discuss in detail how the strategies articulated on page 18 are designed to help you implement a viable business model.

Response: The Company has revised its disclosure to describe the market for advertiser-supported and subscription-based internet content and discuss in detail how the strategies articulated on page 21 are designed to help it implement a viable business model.

Management’s Discussion and Analysis, page 20

Critical Accounting Policies and Estimates. page 20

31.
Please include here the statement you make in the first sentence of the third paragraph of the last risk factor on page 10. Additionally, please consider describing the extent to which any of the exemptions described here are available to you as a Smaller Reporting Company.

Response: The Company has revised its disclosure to include the statement it made in the first sentence of the third paragraph of the last risk factor on page 10.  Additionally, the Company has revised its disclosure to describe the extent to which any of the exemptions described here are available to it as an Smaller Reporting Company.

Liquidity and Capital Resources, page 21

32.	Please clarify that the two million shares of common stock issued to your founders was for cash, not for services, or advise.

Response: The Company has revised its disclosure to clarify that the two million shares of common stock issued to its founders were for cash, not for services.

33.
Please disclose here whether your principals have made formal or informal arrangements to advance funds to you. If so, disclose the nature of those arrangements and file any agreements with your registration statement.

Response: The Company has revised its disclosure to disclose that its principals have made no formal or informal arrangement to advance funds to it.

Certain Relationships and Related Transactions, page 22

34.	Please file the agreement relating to the lease of office space from your officer and director as an exhibit to your amended registration statement.

Response: The Company has revised its disclosure to disclose that the agreement relating to the lease of office space from its officer and director is an oral rental agreement.

Market for Common Equity and Related Stockholder Matters, page 22

35.	Please disclose the extent of your reporting obligations to security holders once you become a reporting company. Refer to Item 101 (h)(5)(i)-(ii) of Regulation S-K.

Response: The Company has revised its disclosure to disclose the extent of its reporting obligations to security holders once it becomes a reporting company.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Earnings (Loss) Per Share, page 31

36.	We note your disclosure that you have issued stock options to several investors, however, we are unable to locate disclosure of these options elsewhere in the prospectus. Please revise or advise.

Response: The Company has revised its disclosure to remove the incorrect disclosure that it has issued stock options.

Fair Value of Financial Instruments, page 32

37.
We note your statement that the Company adopted the standard for those financial assets and liabilities as of the beginning of the 2008 fiscal year. Given that your inception is June 16, 2011, please advise and revise accordingly.

Response: The Company has revised its disclosure to state that the Company adopted the standard for those financial assets and liabilities as of the beginning of the 2012 fiscal year.

Note 6. Intangibles, page 36

38.
Please revise to disclose in further detail the nature of the costs incurred and capitalized and revise your policy footnote to provide your policy for initial measurement and recognition of website development costs and their subsequent accounting.

Response: The Company has revised its disclosure to disclose in further detail the nature of the costs incurred and capitalized.  Additionally, the Company has revised its policy footnote to provide its policy for initial measurement and recognition of website development costs and their subsequent accounting.

Exhibit 4.1

39.
Please delete the representation in romanette (iii) in the second paragraph of the subscription agreement. It is not appropriate to require an investor to represent in a public offering what information they have or have not considered in determining to subscribe.

Response: The Company has deleted the representation in romanette (iii) in the second paragraph of the subscription agreement.

Exhibit 23.1

40.	We note that the inception date and the through/as of period per the consent do not agree to the dates per the audit report or the financial statements. Please advise and revise accordingly.

Response: The auditor has revised the inception date and the through/as of period per the consent to agree with the dates per the audit report and the financial statements.

41.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: The Company’s financial statements as of April 30, 2012 and for the period June 16, 2011 (date of inception) through April 30, 2012 comply with Rule 8-08 of Regulation S-X.

42.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: The Company has provided a currently dated consent from the independent public accountant in the amendment attached as Exhibit 23.1.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated July 13, 2012.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

Energizer Tennis Inc.

/s/ Alexander Farquharson

Alexander Farquharson
President and Chief Executive Officer